1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 20, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC 2018 Second Quarter Earnings Conference July 19, 2018 Open innovation platform® © 2018 TSMC, LTD

Agenda Welcome Elizabeth Sun 2Q18 Financial Results and 3Q18 Outlook Lora Ho Key Messages Lora Ho C.C. Wei Q&A Open innovation platform® © 2018 TSMC, LTD

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 19, 2018 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise. Open innovation platform® © 2018 TSMC, LTD

Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 2Q18 (In NT$ billions unless otherwise noted) 2Q18 Guidance Net Revenue (US$ billions) 7.85 7.80-7.90 8.46 7.06 -7.2% +11.2% Net Revenue 233.28 248.08 213.86 -6.0% +9.1% Gross Margin 47.8% 47.0% - 49.0% 50.3% 50.8% -2.5 ppts -3.0 ppts Operating Expenses (26.44) (26.73) (25.37) -1.1% +4.2% Operating Margin 36.2% 35.0% - 37.0% 39.0% 38.9% -2.8 ppts -2.7 ppts Non-Operating Items 3.16 3.11 2.86 +1.3% +10.4% Net Income to Shareholders of the Parent Company 72.29 89.79 66.27 -19.5% +9.1% Net Profit Margin 31.0% 36.2% 31.0% -5.2 ppts 0.0 ppt EPS (NT Dollar) 2.79 3.46 2.56 -19.5% +9.1% ROE 18.7% 23.0% 19.0% -4.3 ppts -0.3 ppt Shipment (Kpcs, 12”-equiv. Wafer) 2,674 2,680 2,533 -0.2% +5.6% Average Exchange Rate--USD/NTD 29.71 29.20 29.33 30.29 +1.3% -1.9% * Diluted weighted average outstanding shares were 25,930mn units in 2Q18. ** ROE figures are annualized based on average equity attributable to shareholders of the parent company. 2Q18 1Q18 2Q17 2Q18 over 1Q18 2Q18 over 2Q17 Open innovation platform® © 2018 TSMC, LTD

2Q18 Revenue by Application Consumer 8% Industrial/standard 23% Computer 21% Communication 48% Communication 200 Revenue (NT$B) 0 1Q18 2Q18 QoQ -14% Computer 200 Revenue (NT$B) 0 1Q18 2Q18 QoQ +34% Consumer 200 Revenue (NT$B) 0 1Q18 2Q18 QoQ +23% Industrial/Standard 200 Revenue (NT$B) 0 1Q18 2Q18 QoQ -1% Open innovation platform® © 2018 TSMC, LTD

2Q18 Revenue by Technology

TSMC Property



0.15/0.18um
9%
0.11/0.13um
2%
0.25um and above
3%
90nm
5%
65nm
9%
10nm
13%
40/45nm
11%
16/20nm
25%
28nm
23%



28nm and below revenue
Revenue (NT$B)
200
150
100
50
0
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18
28nm
16/20nm
10nm

© 2018 TSMC, Ltd

Open Innovation Platform®

Balance Sheets & Key Indices Selected Items from Balance Sheets (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 748.92 36.5% 684.38 33.4% 658.95 33.2% Accounts Receivable 88.20 4.3% 107.78 5.3% 110.33 5.5% Inventories 99.03 4.8% 85.22 4.1% 61.01 3.1% Long-term Investments 28.83 1.4% 34.38 1.7% 43.82 2.2% Net PP&E 1,034.27 50.4% 1,055.37 51.5% 1,077.63 54.2% Total Assets 2,053.41 100.0% 2,049.16 100.0% 1,986.43 100.0% Current Liabilities 463.00 22.5% 342.24 16.7% 523.51 26.3% Long-term Interest-bearing Debts 83.40 4.1% 83.40 4.1% 99.32 5.0% Total Liabilities 562.78 27.4% 442.55 21.6% 644.07 32.4% Total Shareholders’ Equity 1,490.63 72.6% 1,606.61 78.4% 1,342.36 67.6% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) * Total outstanding shares were 25,930mn units at 6/30/18. ** Asset productivity = Annualized net revenue / Average net PP&E 74 2Q18 1Q18 2Q17 38 42 47 63 52 2.1 2.7 1.6 0.9 0.9 0.8 Open innovation platform® © 2018 TSMC, LTD

Cash Flows (1) Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 2Q18 1Q18 2Q17 Beginning Balance 577.78 553.39 564.73 Cash from operating activities 129.77 160.73 103.40 Capital expenditures (59.68) (71.85) (105.19) Short-term loans (27.97) (5.78) (0.04) Investments and others 12.33 (58.71) 7.57 Ending Balance 632.23 577.78 570.47 Free Cash Flow(1) 70.09 88.88 (1.79) Open innovation platform® © 2018 TSMC, LTD

3Q18 Guidance Based on our current business outlook, management expects: Revenue to be between US$ 8.45 billion and US$ 8.55 billion And, based on the exchange rate assumption of 1 US dollar to 30.5 NT dollars, management expects: Gross profit margin to be between 48% and 50% Operating profit margin to be between 36.5% and 38.5% Open innovation platform® © 2018 TSMC, LTD

Recap of Recent Major Events Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements TSMC Dedicates Headquarters as “Morris Chang Building” ( 2018/07/10 ) TSMC Sets June 25 as Ex-Dividend Date and July 1 as Record Date for Common Share Dividends ( 2018/06/06 ) TSMC Shareholders Approve NT$8 Cash Dividend and Elect Board of Directors; Board of Directors Elect Mark Liu as Chairman and C.C. Wei as CEO and Vice Chairman ( 2018/06/05 ) Open innovation platform® © 2018 TSMC, LTD

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